UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: March 18, 2021

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Reports Fourth Quarter and Full Year 2020 Financial Results and Business Update

On March 18, 2021, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing its fourth quarter and full-year 2020 financial results. The press release is attached to this Form 6-K as Exhibit 99.1. Legend Biotech is also furnishing a presentation, which will be used by management to present to investors regarding its fourth quarter and full-year 2020 financial results. The presentation is attached to this Form 6-K as Exhibit 99.2.

EXHIBIT INDEX

Exhibit          Title

99.1                Press Release dated March 18, 2021
99.2                Presentation dated March 18, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION
(Registrant)

March 18, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer